April 14, 2026

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	RenX Enterprises Corp.
Registration Statement on Form S-3, as amended
File No: 333-293528

Dear Ms. Packebusch:

RenX Enterprises Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (File No. 333-293528), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Wednesday, April 15, 2026, at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow, Esq. and Melissa Palat Murawsky, Esq. of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

RENX ENTERPRISES CORP.

By:	/s/ Nicolai Brune
	Name:	Nicolai Brune
	Title:	Chief Financial Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP